Filed Pursuant to Rule 424(b)(3)

Registration No. 333-152653

CB RICHARD ELLIS REALTY TRUST

Supplement No. 9 dated October 6, 2010

to the Prospectus dated April 28, 2010

We are providing this Supplement No. 9 to you in order to supplement our prospectus dated April 28, 2010. This Supplement No. 9 provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No. 7 dated September 3, 2010, which superseded and replaced all prior supplements to the registrant’s prospectus dated April 28, 2010 and Supplement No. 8 dated September 16, 2010. Capitalized terms used in this Supplement No. 9 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and CBRE REIT include CB Richard Ellis Realty Trust and its subsidiaries.

RECENT DEVELOPMENTS

Acquisition of 100 Tice Blvd.

On September 28, 2010, we acquired 100 Tice Blvd., located at 100 Tice Blvd. in Woodcliff Lake, New Jersey. We acquired 100 Tice Blvd. for approximately $67,600,000, exclusive of customary closing costs and loan assumption fees, using the net proceeds from this offering and by the assumption of an approximately $42,435,000 existing mortgage loan held by Hartford Life and Accident Insurance Company and Principal Life Insurance Company. Upon closing, we paid the Investment Advisor a $1,014,000 acquisition fee. 100 Tice Blvd. is a 208,911 square foot office building with underground parking constructed in 2007 that is 100% leased to Eisai Inc. through December 2021 and is used as Eisai’s North American headquarters. Eisai Inc. is the U.S. operating subsidiary of the Japanese company Eisai Co., Ltd. Eisai Inc. is a producer of pharmaceuticals for the treatment of Alzheimer’s disease, various cancers and other diseases/disorders. The estimated acquisition cap rate for 100 Tice Blvd. is 6.91%.1

[1]

Acquisition cap rate equals annualized in-place net operating income divided by total acquisition cost for the property. Annualized in-place net operating income equals, on an annualized cash basis as derived from leases in-place at the time we acquire the property, rental income and tenant reimbursements less property and related expenses (operating maintenance, management fees and real estate taxes) and excludes other non-property income and expenses, interest expense, depreciation and amortization and our company-level general and administrative expenses.